UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: July 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☒	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: July 31, 2018

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________

PART I — REGISTRANT INFORMATION

Major League Football, Inc.
Full Name of Registrant.

Former Name if Applicable

7319 Riviera Cove #7
Address of Principal Executive Office (Street and Number)

Lakewood Ranch, FL 34240
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The registrant requires additional time to complete the presentation of its financial statements in the Form 10-Q following the filing of the Form 10K for the fiscal year ended April 30, 2018. The registrant is seeking additional funding in which to pay its independent registered public accounting firm past due amounts as well as a retainer for this fiscal year ended April 30, 2018 Audit engagement. The independent registered public accounting firm has represented that they will attempt to complete their audit and review procedures such that the Forms 10-K and Form 10-Q can be filed by the registrant on or before Friday, November 30, 2018 contingent on receipt of past due and retainer funds by October 15, 2018. The registrant has a good faith basis that it will have the required funds on or before October 1, 2018. There have no material changes to MLFB’s financial statements since its last filing of Form 10-Q for period ended January 31, 2018

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frank Murtha	(941)	210-7546
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Form 10K for fiscal year ended April 30, 2018

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Major League Football, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 14, 2018	By:	/s/ Frank Murtha

3